

February 1, 2023

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles Inc
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205

      Re: Atlis Motor Vehicles Inc
           Draft Registration Statement on Form S-1
           Submitted January 25, 2023
           CIK 1722969

Dear Mark Hanchett:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: James R. Brown